Filed by Cohen Circle Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: August 11, 2025

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Mon, Aug 11, 2025 10:58AM • 1:42

SUMMARY KEYWORDS

digital health app, digital TV subscribers, digital services, entertainment streaming, ride-hailing acquisition, digital health business, B2B digital services, cloud development, hyper scales partnership, big data, advertising, consultancy, cyber security, agriculture services, value proposition

SPEAKERS

Speaker 2, Speaker 1

So looking at those digital services, looks like you already have a large portion of the population involved and using your digital health app and growing digital TV subscribers as well. What's going to be the key for increasing Kyivstar'spenetration in those markets?

First of all, these businesses are still growing. So right now, we are one of the leading players, or leading players in a few verticals, okay, so we are among the leaders in entertainment, streaming video on demand business with Kyivstar TV platform, okay. We are market leader in the right hailing through the recent acquisition of the Uklon business, okay, and we are market leader in a digital health business. All these businesses are still growing and quite quickly. On the B to B side, we have a different set of digital services that we are combining with the telco value proposition to our B to B clients. These services are the main one is cloud, where we are developing our own cloud, and we are developing partnership with the hyper scalers like Microsoft and Amazon. Okay, the second biggest business line is big data, and we are selling advertising. We are helping our clients with consultancy, with integrations, you know. So we are one of the biggest Big Data player in Ukraine right now. Okay, quite big business is a cyber security article. This is a real time kinetic service for the agriculture, okay? So we are trying to provide a set of services for the consumers and for the businesses in order to enrich our value proposition, okay? And to make this at a digital value proposition.

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Київстар CEO Oleksandr Komarov joined Nicholas Clayton on SPAC Insider sharing how Kyivstar is accelerating its digital value proposition through expansion into new verticals, deepening engagement through its ...more

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.@TwiyKyivstar CEO Oleksandr Komarov joined Nicholas Clayton on @spac_insider sharing how Kyivstar is accelerating its digital value proposition through expansion into new verticals, deepening engagement through its DO1440 strategy, and creating more value for consumers and businesses alike.

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and using your digital health app and growing digital TV subscribers as well.
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10:35 AM · Aug 11, 2025 · 306 Views